WORK Medical Technology Group LTD

September 11, 2025

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Margaret Sawicki

Re:	WORK Medical Technology Group LTD
Registration Statement on Form F-3
Filed on August 29, 2025
File No. 333-289943

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, WORK Medical Technology Group LTD hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on September 15, 2025, or as soon thereafter as practicable.

Very truly yours,

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Director